

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

Andrew Van Noy
Director
Transnational Group, Inc.
2701 Thanksgiving Way, Suite 100
Lehi, Nevada 84043

> **Re: Transnational Group, Inc.**
> **Post Qualification Amendment to Offering Statement on Form 1-A**
> **Filed June 7, 2022**
> **File No. 024-11775**

Dear Mr. Van Noy:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Newlan